Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23                A Publicly-Held Company                NIRE 35300010230 NOTICE TO STOCKHOLDERS In accordance with the provision of CVM Instruction No. 481/09, in the 2nd § of art. 21-L, Itaú Unibanco Holding S.A. (“Company”) informs its stockholders and the general market, as disclosed by the Corporate Events Calendar on December 10, 2021, that its Annual General Stockholders’ Meeting (“ASM”) will be held on April 26, 2022. The Company clarifies that all information and guidelines on the ASM will be made available on a timely basis at the time the Call Notice for the ASM and the General Stockholders’ Meetings Manual are disclosed. São Paulo (SP), January 12, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Corporativo | Interno